Exhibit 99.3

Engine Media Announces the Appointment of Two New Board Members

TORONTO, ON, Canada – July 6, 2021 – Engine Media Holdings, Inc. (“Engine” or the “Company”; TSX-V: GAME; NASDAQ: GAME), a company providing sports and esports gaming experiences, along with media solutions focused on influencer marketing, gaming data and analytics, and programmatic advertising, today announced the appointment of Rudolph “Rudy” Cline-Thomas and Lori Conkling to its Board of Directors, effective July 6, 2021, subject to customary Exchange approval.

“We are excited to have Rudy and Lori join Engine Media’s board as independent directors,” said Tom Rogers, Engine Media’s Executive Chairman. “Rudy’s experience in finding important technology-driven investment opportunities and his involvement with connecting athletes and key tech businesses is a great background to bring to Engine Media’s board. Lori’s involvement with how to drive value in the world of streaming content and her deep familiarity with players across the media landscape will provide very valuable perspective for the Engine Media board. We look forward to relying on their service as we continue grow Engine Media across gaming and media solutions.”

About Rudolph “Rudy” Cline-Thomas

Rudolph “Rudy” Cline-Thomas is the Founder and Managing Partner of MASTRY, a multi-stage venture fund, which counts world-class athletes, top CEO’s, and influencers as limited partners to assist in creating top-tier platform-building opportunities. MASTRY has made early investments in more than 80 companies including Robinhood, Marqeta, Grab, Dapper Labs, Allbirds, Uber, PagerDuty, Zoom, Cloudflare, Jumia, Qualtrics, Zuora, Hippo, HIMS, DataDog, GOAT, and Klarna.

In 2021, Cline-Thomas launched commercial real estate investment firm, MASTRY Properties, a division of MASTRY, which invests in developments that seek to empower the communities in which they are located. He was also the Executive Producer of the 2021 Sports Emmy nominated “The Scheme” from HBO. In 2017 Rudy Cline-Thomas founded The Players Technology Summit which brings together leaders in the technology, venture capital and sports communities to discuss tech investing, trends, partnerships and future sports/tech initiatives.

In addition to serving on the Board of Engine Media, Cline-Thomas serves the Salesforce Global Advisory Board (NYSE: CRM). Rudy is a strategic advisor to Gucci, a board advisor for Jumia Technologies (NYSE: JMIA) and Zuora (NYSE: ZUO). He also sits on the Advisory Board of Global Communities and is a member of the Board of Trustees for Providence College, where he earned his college degree.

About Lori Conkling

Lori Conkling is the Global Head of TV & Film Partnerships at YouTube. As such, she oversees programming, packaging and business development for YouTube’s multiple platforms, including AVOD, SVOD, TVOD and PayTV. She and her team negotiate all content deals with broadcasters, cable networks, movie studios and local affiliates across these platforms.

Prior to joining Google, Conkling was Executive Vice President, Strategy and Business Development for NBCUniversal’s Digital Enterprises team. Earlier in her career, she held senior distribution and business development roles at A+E Networks and The Walt Disney Company. She received a B.S. in Business Administration from the University of Southern California and an MBA from the Fuqua School of Business at Duke University.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (TSX-V: GAME) (NASDAQ: GAME). The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games , a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esport community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, including assumptions as to the performance of Engine’s stock price and business operations and its ability to raise financing. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869